UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IRIDEX Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

462684101

(CUSIP Number)

Randy Samuels

Topcon America Corporation

111 Bauer Drive

Oakland, NJ 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462684101	13D	Page of Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Topcon America Corporation 22-3803963
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,618,122(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,618,122(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,618,122(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes shares of Common Stock held directly by Topcon America Corporation. Topcon Corporation is the sole shareholder of Topcon America Corporation. Each of Topcon America Corporation and Topcon Corporation may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Topcon America Corporation.

(2)

The percentage is based on 13,900,682 shares of Common Stock outstanding as of March 1, 2021 prior to the consummation of the transactions described herein, as disclosed to us by the Issuer in the related Listing of Additional Shares Notification Form provided to NASDAQ in connection with the consummation of the transactions described herein. Upon consummation of these transactions, 1,618,122 shares of Common Stock were issued to Topcon America Corporation, as described in Item 3 hereof.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Topcon Corporation 401140100004725
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,618,122(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,618,122(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,618,122(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes shares of Common Stock held directly by Topcon America Corporation. Topcon Corporation is the sole shareholder of Topcon America Corporation. Each of Topcon America Corporation and Topcon Corporation may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Topcon America Corporation.

(2)

The percentage is based on 13,900,682 shares of Common Stock outstanding as of March 1, 2021 prior to the consummation of the transactions described herein, as disclosed to us by the Issuer in the related Listing of Additional Shares Notification Form provided to NASDAQ in connection with the consummation of the transactions described herein. Upon consummation of these transactions, 1,618,122 shares of Common Stock were issued to Topcon America Corporation, as described in Item 3 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of IRIDEX Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: 1212 Terra Bella Avenue, Mountain View, California 94043-1824.

Item 2.	Identity and Background

This Statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Topcon America Corporation

111 Bauer Drive

Oakland, New Jersey 07436

United States of America

(ii)	Topcon Corporation

75-1, Hasunuma-cho, Itabashi-ku,

Tokyo 174-8580

Japan

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 1,618,122 shares of Common Stock of the Issuer as reflected in this Statement.

On March 2, 2021, the Issuer entered into a series of strategic transactions with Topcon Corporation, Topcon America Corporation and Topcon Medical Laser Systems, Inc., an indirect and wholly owned subsidiary of Topcon Corporation and Topcon America Corporation (the “Seller”), pursuant to which (i) the Issuer and the Seller entered into an asset purchase agreement dated March 2, 2021, pursuant to which the Issuer agreed to acquire substantially all the assets (except for cash and cash equivalents) of the Seller (the “Transferred Assets”) (the “Asset Purchase Agreement”), (ii) Topcon Corporation and the Issuer entered into a distribution agreement dated March 2, 2021, pursuant to which the Company granted Topcon the exclusive right to distribute the Issuer’s retina and glaucoma products in certain geographies outside the United States (the “Distribution Agreement”), (iii) pursuant to an investment agreement dated March 2, 2021 (the “Investment Agreement”) Topcon America Corporation agreed to acquire a number of shares of the Company’s Common Stock for an aggregate purchase price of $10 million, provided that the total number of shares of Common Stock acquired shall not exceed 19.9% of the outstanding shares of Common Stock prior to the purchase (the “Acquired Shares”) and (iv) the Issuer and Topcon America Corporation entered into a registration rights agreement dated March 2, 2021 (the “Registration Rights Agreement”) with respect to the registration of the Shares for resale. The transactions contemplated by the Asset Purchase Agreement, the Distribution Agreement, the Investment Agreement and the Registration Rights Agreement are referred to herein as the “Transactions”.

Pursuant to the Asset Purchase Agreement, the Transferred Assets include substantially all of the Seller’s assets including the rights to the Seller’s PASCAL product. The Company agreed to assume only those liabilities arising after the closing in connection with the Transferred Assets. In the Asset Purchase Agreement, the Company and the Seller made certain customary representations and warranties and agreed to certain customary covenants. The Asset Purchase Agreement provides that the Company and the Seller will each indemnify the other for losses arising from certain breaches of the Agreement and for certain other liabilities subject to customary caps and deductibles. The Company plans to offer employment to certain of the employees of the Seller and sublease the Seller’s current Livermore facility from Topcon.

Pursuant to the Distribution Agreement, the Company agreed to appoint Topcon Corporation as exclusive distributor of the Company’s glaucoma and retina products, including Seller’s PASCAL product, in certain countries outside of the United States. Topcon Corporation agreed to use commercially reasonable efforts to commercialize the Company’s products in each region throughout the territory, including achieving certain sales baselines by product category and region. If Topcon Corporation fails to achieve the baselines in a region, the Company shall have the right to subject to payment of a fee, terminate Topcon Corporation’s appointment in such region. The Distribution Agreement and Topcon Corporation’s appointment will, unless terminated earlier, continue on a country-by-country basis for a period of ten (10) years from the date exclusivity is granted. The Distribution Agreement includes customary termination rights and effects of termination, including a termination for convenience right in favor of Topcon Corporation and, subject to payment of a fee, a termination right in favor of the Issuer upon a change of control of the Issuer. The net proceeds to the Issuer from the transactions reflected in the Asset Purchase Agreement and the Distribution Agreement are $9.5 million.

Pursuant to the Investment Agreement, the Issuer agreed to issue the Acquired Shares to the Investor simultaneous with the closing of the Asset Purchase Agreement. The Acquired Shares were issued upon the consummation of the Transactions, which occurred on March 10, 2021. The Acquired Shares were issued at a price of $6.18 per share, which price reflected the average of the Nasdaq Official Closing Price of the Common Stock for the five trading days immediately prior to the signing date of the Investment Agreement. At the purchase price of $10 million, the Acquired Shares equaled 1,618,122 shares of Common Stock in total. The purchase price was funded through the working capital of Topcon America Corporation. The Acquired Shares are subject to a six-month lockup. In the six months following the purchase of the Acquired Shares, Topcon America Corporation shall have the right to participate on a pro rata basis in subsequent issuances of Common Stock or equivalents by the Issuer or any of its subsidiaries. As a result of the issuance of the Acquired Shares, at the time of such issuance, the Reporting Persons became the beneficial owner of the 1,618,122 Acquired Shares. Pursuant to the Registration Rights Agreement the Company has committed to register the Shares for resale within the same period of time and there are standard penalty provisions if the Company fails to register the Shares for resale within such period. The Investment Agreement and the Registration Rights Agreement are subject to customary representations and warranties, covenants and indemnification provisions.

The foregoing descriptions of the Asset Purchase Agreement, the Distribution Agreement, the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Statement and are incorporated herein by reference.

Neither Topcon America Corporation nor Topcon Corporation have assumed any roles relating to the management of the Issuer, including the ability to influence its board of directors or other shareholders of the Issuer, and neither Topcon America Corporation nor Topcon Corporation has any general ability outside the voting of the Acquired Shares to influence the management of the Issuer.

Item 4.	Purpose of the Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interests in Securities of the Issuer

(a) and (b)

Items 7-11 of the cover page of this Statement are incorporated herein by reference.

(c) Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Issuer’s Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 above is incorporated herein by reference.

Except as set forth herein, the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement as required by Rule 13d-1(k) under the Act.

99.2	Asset Purchase Agreement dated as of March 2, 2021, by and among IRIDEX Corporation, Topcon Corporation, Topcon America Corporation and Topcon Medical Laser Systems, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on March 2, 2021).

99.3	Distribution Agreement dated as of March 2, 2021, by and between IRIDEX Corporation and Topcon Corporation (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on March 2, 2021).

99.4	Investment Agreement dated as of March 2, 2021, by and between IRIDEX Corporation and Topcon America Corporation (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on March 2, 2021).

99.5	Registration Rights Agreement dated as of March 2, 2021, by and between IRIDEX Corporation and Topcon America Corporation (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the SEC on March 2, 2021).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

TOPCON AMERICA CORPORATION

By:	/s/ David A. Mudrick
Name: David A. Mudrick
Title: President

TOPCON CORPORATION

By:	/s/ Yoshikuni Ito
Name: Yoshikuni Ito
Title: Executive Officer, Vice General
Manager, Corporate Planning Div.